Exhibit 7.04

EVERBRIGHT DEVELOPMENT OVERSEAS, LTD.

110 Wall Street, 11th Floor

New York, New York 10005-3198

(212) 804-5725

September 6, 2013

ALCO Stores, Inc.

401 Cottage

Abilene, Kansas 67410-2832

Attention: Board of Directors

Re:   Acquisition Proposal

Gentlemen:

Reference is made to our Acquisition Proposal dated August 23, 2013, as supplemented by our letter dated August 28, 2013 (the “August Acquisition Proposal”). This letter amends and supplements the August Acquisition Proposal and constitutes the definitive basis on which Everbright Oveseas Development, Ltd. ("Everbright," "our," "we" or “us”) hereby offers (our "Definitive Acquisition Proposal") to acquire all of the outstanding shares of common stock, $0.0001 par value, of ALCO Stores, Inc. (the "Company") in a $14.45 per share cash merger transaction. Our Definitive Acquisition Proposal is hereby respectfully submitted to the Special Committee of the Board of Directors of the Company (the "Special Committee") for its good faith consideration prior to the “Cut-Off Date.” All capitalized terms used and not expressly defined herein have the respective meanings assigned to them in the Agreement and Plan of Merger dated as of July 25, 2013 by and among the Company, Mallard Parent, LLC and M Acquisition Corporation (the "Argonne Merger Agreement").

1.	Premium to Current Merger Price: The "Per Share Merger Consideration" is now increased to $14.45 (from $14.30), without interest, net in cash to the Company’s stockholders. For the avoidance of doubt, our Definitive Acquisition Proposal does not provide that Everbright will advance to the Company the Termination Fee payable to Parent pursuant to the Argonne Merger Agreement if and when it is terminated. What this does mean is that despite the quite "robust" Termination Fee of $2.25 million agreed to by the Company in the Argonne Merger Agreement which, upon payment by the Company, would necessarily result in an increase of the Company's net debt by such amount and/or a decrease in the Company's balance sheet cash by such amount, the $14.45 Per Share Consideration offered hereby will not be affected by the reduction in Company value occasioned by the Company's agreement to, and payment by the Company of, such Termination Fee. Our Definitive Acquisition Proposal represents a $0.45 cash premium relative to the Per Share Merger Consideration provided by the Argonne Merger Agreement.

2.	Escrow: Concurrently with the execution and delivery of the definitive merger agreement, we will deposit into escrow 566,591 shares of the Company’s common stock currently registered in the name of Everbright as collateral for Everbright's and the Merger Sub's obligations under the definitive merger agreement in accordance with the terms and subject to the conditions of the Escrow Agreement that we have negotiated with your legal advisors to date. As you know, Everbright initiated approximately 10 days ago the process of registering its shares of the Company common stock in certificated form for purposes of the escrow, and you should expect confirmation of such registration promptly from Computershare Trust Company, N.A.

3.	Sources and Uses: You will receive separately executed commitment letters providing for (i) $30,000,000 of secured bank financing from one of our lending sources and (ii) a $140,000,000 senior secured credit facility from our other lending source.

Except as otherwise amended and supplemented here by our Definitive Acquisition Proposal, all other terms and conditions set forth in the August Acquisition Proposal are hereby confirmed in all respects.

Respectfully submitted and yours sincerely,

/s/ Luis Chang

Luis Chang,

Chief Executive Officer